                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 19)



                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   452-926-108
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 2, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  452-926-108                                                    PAGE 2
--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         AMERICAN REALTY TRUST, INC.                          54-0697989
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         GEORGIA
--------------------------------------------------------------------------------
                  7)  Sole Voting Power                   464,663
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                   -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power              464,663
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power             -0-

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          464,663
--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)

          30.4%
--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO.  452-926-108                                                    PAGE 3
--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         BASIC CAPITAL MANAGEMENT, INC.                             75-2261065
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         NEVADA
--------------------------------------------------------------------------------
                  7)  Sole Voting Power                   118,737
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                   -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power              118,737
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power             -0-

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          118,737
--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)

          7.8%
--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO.  452-926-108                                                    PAGE 2
--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         TRANSCONTINENTAL REALTY INVESTORS, INC.            94-6565852
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         NEVADA
--------------------------------------------------------------------------------
                  7)  Sole Voting Power                   345,730
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                   -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power              345,730
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power             -0-

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          345,730
--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)

          22.6%
--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                              CUSIP NO. 452-926-108


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Shares of Common Stock, $.01 par value (the "Shares"), of INCOME OPPORTUNITY REALTY INVESTORS, INC., (the "Company") and amends the statement on Schedule 13D filed on August 14, 1998. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and
Transcontinental Realty Investors, Inc. ("TCI") (collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 56.8% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:

Name                                        Position(s) with ART
----                                        --------------------
Roy E. Bode                                 Director

Collene C. Currie                           Director

Al Gonzalez                                 Director

Cliff Harris                                Director

Karl L. Blaha                               Director\President

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Name                                        Position(s)
----                                        -----------
Steven K. Johnson                           Executive Vice President -
                                            Residential Asset Management

Bruce A. Endendyk                           Executive Vice President

James D. Canon, III                         Senior Vice President

Robert A. Waldman                           Senior Vice President, Secretary
                                            and General Counsel

Drew D. Potera                              Vice President and Treasurer

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Ms. Currie's business address is 6617 Ridgeview Circle, Dallas, Texas 75240. Ms. Currie's present principal occupation is Vice President for the Bank of America, Private Bank. Ms. Currie is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr.Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Canon's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Canon's present principal occupation is Senior Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
----                                                 --------------------
Karl L. Blaha                                        President

Thomas A. Holland                                    Executive Vice President and
                                                     Chief Financial Officer

Clifford C. Towns, Jr.                               Executive Vice President - Finance

Steven K. Johnson                                    Executive Vice President -
                                                     Residential Asset Management

Bruce A. Endendyk                                    Executive Vice President

A. Cal Rossi, Jr.                                    Executive Vice President

Cooper B. Stuart                                     Executive Vice President

Dan S. Allred                                        Senior Vice President -
                                                     Land Development

James D. Canon, III                                  Senior Vice President

Robert A. Waldman                                    Senior Vice President,
                                                     General Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                     and Securities Manager

Mickey Ned Phillips                                  Director

Ryan T. Phillips                                     Director

     Information with respect to Blaha, Holland, Johnson, Endendyk, Canon,
Waldman and Potera is disclosed in (I) above.



     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (III) TCI is a real estate investment company organized and existing under the laws of the State of Nevada. TCI's principal business activity is investment in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of TCI:

Name                                                 Position(s) with TCI
----                                                 --------------------
Richard W. Douglas                                   Director

Larry E. Harley                                      Director

R. Douglas Leonhard                                  Director

Murray Shaw                                          Director

Ted P. Stokely                                       Director

Martin L. White                                      Director

Edward G. Zampa                                      Director

Thomas A. Holland                                    Executive Vice President
                                                     and Chief Financial Officer

Name                                                 Position(s) with TCI
----                                                 --------------------

Karl L. Blaha                                        Executive Vice President -
                                                     Commercial Asset Management

Steven K. Johnson                                    Executive Vice President -
                                                     Residential Asset Management

Bruce A. Endendyk                                    Executive Vice President

James D. Canon, III                                  Senior Vice President

Robert A. Waldman                                    Senior Vice President, Secretary
                                                     and General Counsel

Drew D. Potera                                       Vice President and Treasurer

     Information with respect to Messrs. Holland, Blaha, Johnson, Endendyk, Canon, Waldman and Potera is disclosed in (I) and (II) above.

     Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is Executive Vice President of The Staubach Company. Mr. Douglas is a citizen of the United States of America.

     Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

     Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

     Mr. Shaw's business address is 3713 Ebony Hollow Pass, Austin, Texas 78745. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

     Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

     Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

     Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:

     (a) Share Ownership

     The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Shares owned Directly

                                Number of          Percent of
Name                              Shares            Class (1)
----                            ---------          ----------
ART                              464,663             30.4%
BCM                              118,737              7.8%
TCI                              345,728             22.6%
                                 -------             ----

                 TOTAL           929,128             60.9%


                            Shares owned Beneficially

                                Number of          Percent of
Name                              Shares            Class (1)
----                            ---------          ----------
ART                               464,514            30.4%
BCM                               118,737             7.8%
TCI                               345,728            22.6%
Al Gonzalez (2)                   464,514            30.4%
Roy E. Bode (2)                   464,514            30.4%
Collene C. Currie (2)             464,514            30.4%
Cliff Harris (2)                  464,514            30.4%
Karl L. Blaha (2)                 464,514            30.4%
Richard W. Douglas (4)            345,728            22.6%
Larry E. Harley (4)               345,728            22.6%
R. Douglas Leonhard (4)           345,728            22.6%
Murray Shaw (4)                   345,728            22.6%
Martin L. White (4)               345,728            22.6%
Ted P. Stokely (4)                345,728            22.6%
Edward G. Zampa (4)               345,728            22.6%

Total Shares beneficially
  owned by Reporting Persons      929,128            60.9%

(1) Percentage calculations are based upon 1,526,819 Shares outstanding at July 31, 1999. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

         (b) Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 464,663 Shares held by ART. The directors of BCM have voting and dispositive power over the 118,737 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 345,728 Shares held by TCI.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                          Number            Price           Type of
Person         Date              of Shares         Per Share       Transaction
---------      ----              ---------         ---------       -----------
BCM           05/17/99              100            $05.75          Open Market
BCM           06/01/99              100            $05.875         Open Market
BCM           06/02/99              100            $05.875         Open Market

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to read as follows:

         ART has pledged 25,162 shares to Advest, pleged 8,000 shares to Arnold Securities, pledged 11,951 shares to BA Investment Services, pledged 12,334 shares to Bear Stearns, pledged 2,000 shares to Chase Securities, pledged 34,221 shares to Dain Rauscher, pledged 105,570 shares to Dean Witter, pledged 10,000 shares to Deutsche Morgan, pledged 27,069 shares to First Southwest, pledged 3,400 shares to First Union Bank, pledged 21,800 shares to Hambrecht & Quist, pledged 15,000 shares to Hobbs Melville, pledged 10,900 shares to J.C. Bradford, pledged 8,080 shares to Legg Mason (TX), pledged 10,000 shares to May Financial, pledged 32,321 shares to McDonald & Company, pledged 21,331 shares to Morgan Keegan, pledged 12,300 shares to Mutual Securities, pledged 12,000 shares to Raymond James, pledged 2,000 shares to Regions Investment, pledged 18,830 shares to Roney & Co., pledged 10,134 shares to Southland Securities, pledged 400 shares to Southwest Securities, pledged 4,000 shares to Stifel Nicolaus, pledged 2,000 shares to Tucker Anthony and pledged 15,200 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         ART has also pledged 28,350 shares to United Pacific Bank pursuant to a loan agreement with such lender.

         BCM has pledged 10,000 shares to Advest, pledged 4,000 shares to American Express, pledged 4,675 shares to Ameritrade, pledged 1,529 shares to BA Investment Services, pledged 3,550 shares to Bear Stearns, pledged 2,000 shares to Brown & Co., pledged 4,000 shares to Cutter & Co., pledged 13,167 shares to Dain Rauscher, pledged 405 shares to Dean Witter, pledged 8,884 shares to First Southwest, pledged 1,400 shares to First Union Brokerage, pledged 6,000 shares to Hambrecht & Quist, pledged 2,000 shares to Hobbs Melville, pledged 9,317 shares to J.C. Bradford, pledged 4,054 shares to Legg Mason (TX), pledged 6,000 shares to May Financial, pledged 10,080 shares to McDonald & Company, pledged 15,776 shares to Morgan Keegan, pledged 400 shares to Raymond James, pledged 4,000 shares to Regions Investment, pledged 1,500 shares to Robb Peck and pledged 2,000 shares to Robert Baird in stock margin accounts maintained by it with such brokers.

         TCI has pledged 345,728 shares to Dean Witter in stock margin accounts maintained by it with such brokers.


                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1999.


                                 AMERICAN REALTY TRUST, INC.

                            By:              \s\ Karl L. Blaha
                                 -----------------------------------------------
                                 Karl L. Blaha, President



                                 BASIC CAPITAL MANAGEMENT, INC.

                            By:              \s\ Drew D. Potera
                                 -----------------------------------------------
                                 Drew D. Potera, Vice President and Treasurer




                                 TRANSCONTINENTAL REALTY INVESTORS, INC.

                           By:               \s\ Drew D. Potera
                                 -----------------------------------------------
                                 Drew D. Potera, Vice President and Treasurer